                            TRIPLE CROWN MEDIA, INC.
                              546 EAST MAIN STREET
                            LEXINGTON, KENTUCKY 40508


November 25, 2005


VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Larry Spirgel, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E., Mail Stop 3561
Washington, D.C.  20549

Re:      Triple Crown Media, Inc.
         Registration Statement on Form S-1/Form S-4, File No. 333-128720
         ----------------------------------------------------------------

Dear Mr. Spirgel:

Reference is made to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Registration Statement on Form S-1/Form S-4 (the "Registration Statement") of Triple Crown Media, Inc., a Delaware corporation (the "Company" or "TCM"), in the Staff's letter dated November 21, 2005 (the "Comment Letter").

The Company has filed Amendment No. 3 to the Registration Statement ("Amendment No. 3") today with the Commission. I am writing to respond to the Comment Letter and to indicate the changes that have been made in the Registration Statement. Eight clean copies of Amendment No. 3, without exhibits and eight marked courtesy copies are enclosed for your reference. The marked copies show the changes since the filing of Amendment No. 2 to the Registration Statement on November 10, 2005.

As discussed with Albert Pappas, Esq. on Tuesday, November 22, 2005, it is important for the Company to close the spin-off and the merger by year end. Pursuant to Instruction A.2 of Form S-4, Bull Run Corporation ("Bull Run") must mail the proxy statement/prospectus/information statement to its shareholders no later than 20 business days in advance of its special meeting of shareholders, which is November 30, 2005. Accordingly, the Staff is requested to review the responses set forth below and Amendment No. 3 as soon as possible, as the Company will only be able to consummate the transactions by year end if these changes are cleared by mid-day on Monday, November 28, 2005 and the Registration Statement is declared effective by 5:00 p.m. on Monday, November 28, 2005 so that Bull Run can mail the proxy statement/prospectus/information statement by November 30, 2005. The Company has filed with the Commission, and faxed to the Staff, an acceleration request dated as of the date of this letter.

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 2

For your convenience, your comments are set forth in this letter, followed by our responses.

Recent Developments
-------------------

1. Please tell us your consideration for giving effect to the disposition of The Goshen News in the pro forma financial statements. Include in your response the basis for your conclusion.

         THE COMPANY HAS CONSIDERED THE IMPACT OF THE PENDING DIVESTITURE OF THE GOSHEN NEWS ON THE PRESENTATION OF THE PRO FORMA FINANCIAL INFORMATION. WE HAVE CONCLUDED THAT IT IS APPROPRIATE TO PRESENT THE GOSHEN NEWS AS AN ASSET HELD FOR SALE. WE BASE THIS PRESENTATION IN RELIANCE ON PARAGRAPH 30 OF FAS 144 AND BELIEVE ALL OF THE CRITERIA OF THAT PARAGRAPH HAVE BEEN MET SINCE:

         - THE RESPECTIVE MANAGEMENTS OF GRAY AND TCM HAVE COMMITTED TO DIVEST THE GOSHEN NEWS;

         -        THE ASSET IS CURRENTLY AVAILABLE FOR IMMEDIATE SALE OR SWAP;

         -        AN ACTIVE PROGRAM TO LOCATE A SWAP COUNTERPARTY HAS BEEN
                  INITIATED;

         - THE DIVESTITURE OF THE GOSHEN NEWS IS PROBABLE AND IS EXPECTED TO BE COMPLETED WITHIN ONE YEAR;

         - THE ASSET IS ACTIVELY BEING MARKETED FOR SWAP ON COMMERCIALLY REASONABLE TERMS, AND

         - IT IS CONSIDERED UNLIKELY THAT SIGNIFICANT CHANGES TO THE PLAN OF DIVESTITURE WILL BE MADE OR THAT THE PLAN WILL BE WITHDRAWN.

         ACCORDINGLY, THE COMPANY HAS REVISED ITS UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2005 TO RECLASSIFY THE HISTORICAL CURRENT AND NON-CURRENT ASSETS AND LIABILITIES OF THE GOSHEN NEWS INTO THE AGGREGATE CURRENT AND NON-CURRENT ASSETS AND LIABILITIES AND PRESENTED THOSE AMOUNTS AS SEPARATELY IDENTIFIED LINE ITEMS. THE COMPANY HAS REVISED ITS UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND YEAR ENDED DECEMBER 31, 2004 TO ELIMINATE THE HISTORICAL RESULTS OF OPERATIONS FOR THE GOSHEN NEWS FOR THE PERIODS PRESENTED. THE COMPANY HAS REVISED THE ASSOCIATED PRO FORMA FOOTNOTES TO APPROPRIATELY DISCLOSE THE GOSHEN NEWS AS AN ASSET HELD FOR SALE.

2. In light of the supplemental information that you have provided to us on November 17, 2005 regarding the expected sale or swap of The Goshen News, please advise us whether you will obtain updated fairness opinions, and if not, why not.

         ON NOVEMBER 22, 2005, THE MEMBERS OF THE TCM SPECIAL COMMITTEE DISCUSSED THE PROPOSED SALE OR SWAP OF THE GOSHEN NEWS FOR ANOTHER NEWSPAPER WITH THEIR COUNSEL AND RECEIVED ADVICE FROM THEIR FINANCIAL ADVISOR. EACH MEMBER OF THE TCM SPECIAL COMMITTEE AND THE BULL RUN SPECIAL COMMITTEE RATIFIED HIS INFORMAL DECISION THAT AN UPDATED FAIRNESS

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 3


         OPINION WAS NOT NEEDED IN LIGHT OF THE POTENTIAL DISPOSITION OF THE GOSHEN NEWS. IN EARLY NOVEMBER 2004, THE MEMBERS OF THE BULL RUN SPECIAL COMMITTEE WERE ADVISED OF THE PROPOSED TRANSACTION AND DETERMINED THAT AN UPDATED FAIRNESS OPINION WAS NOT NEEDED IN LIGHT THEREOF, A DECISION WITH WHICH THEIR LEGAL AND FINANCIAL ADVISORS CONCURRED. THE TCM SPECIAL COMMITTEE AND THE BULL RUN SPECIAL COMMITTEE BASED THEIR RESPECTIVE DECISIONS ON THE FOLLOWING FACTS:

         - THE REVENUES OF THE GOSHEN NEWS FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 REPRESENTED ONLY 11% OF THE TOTAL REVENUES OF TCM DURING SUCH PERIODS;

         - THE DISPOSITION OF THE GOSHEN NEWS MOST LIKELY WILL NOT OCCUR UNTIL AFTER THE SPIN-OFF, AND THEREFORE, TCM'S MANAGEMENT AND BOARD OF DIRECTORS WOULD HAVE CONTROL OVER THE TERMS OF THE DISPOSITION;

         - TCM WILL RECEIVE EITHER CASH OR ANOTHER NEWSPAPER, WHICH IS EXPECTED TO HAVE SIMILAR FINANCIAL RESULTS AND CIRCULATION NUMBERS, IN EXCHANGE FOR THE GOSHEN NEWS, AND THEREFORE THE TOTAL ASSETS OF TCM WILL LIKELY BE VERY SIMILAR BOTH BEFORE AND AFTER THE DISPOSITION; AND

         - AT THE CURRENT TIME, NEITHER TCM NOR BULL RUN HAS SUFFICIENT INFORMATION IN ORDER TO DETERMINE EITHER (i) THE AMOUNT OF CASH THAT WOULD BE RECEIVED UPON A SALE OF THE GOSHEN NEWS OR
                  (ii) THE NEWSPAPER THAT IT WOULD RECEIVE IN EXCHANGE FOR THE GOSHEN NEWS.

3. We note your proposed disclosure concerning the anticipated sale or swap of The Goshen News. Please address the following:

         - Please disclose the anticipated timing of the Michiana closing;

         - Please clarify why Gray would be required to provide written request to Triple Crown to sell The Goshen Newspaper. In this regard, would Triple Crown be required to sell The Goshen Newspaper by the Michiana closing date or another date specified by Gray?;

         - Please clarify why you believe the FCC would require the divestiture of the Goshen News when Gray is divesting itself in the spin-off of its entire newspaper publishing business;

         - Please provide additional disclosure regarding the indemnification provisions and please quantify the anticipated losses that Gray would incur for Triple Crown's failure to sell or swap The Goshen News within the period specified by Gray. Are the "actual losses" you reference that Gray would incur due to FCC penalties?;

         - Please describe a swap transaction in greater detail so that investors that are unfamiliar with your industry understand these types of transactions. For example, are they entered into with another party that is forced to sell a newspaper due to FCC rules?

         - Disclose the anticipated proceeds you would receive if The Goshen News is sold. In this regard, is The Goshen News comparable in value to the value of Michiana?

         - Please add appropriate risk factor disclosure to address the risks to investors regarding this sale. For example, disclose the possible impact to Triple Crown's business regarding the indemnification provision. Please also consider other risks regarding the transaction, such as the risk that this transaction may be more advantageous to Gray's business rather than Triple Crown's business and the fact

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 4

                  that the terms of The Goshen News transaction may be negotiated by Gray and not Triple Crown. Also, please consider whether Gray's or Triple Crown's bargaining position in negotiating with third parties for the sale or swap of The Goshen News is impacted due to the timing requirement to enter into a transaction;

         - Please address this anticipated transaction in the management's discussion and analysis section. Please also ensure you revise your description of the separation and distribution agreement section accordingly and file the amendment to the separation and distribution agreement as an exhibit.

         THE COMPANY HAS REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENTS. HOWEVER, THE ANTICIPATED PROCEEDS THAT TCM WOULD RECEIVE IF THE GOSHEN NEWS WERE SOLD HAS NOT BEEN DISCLOSED SINCE TCM HAS ONLY HAD PRELIMINARY DISCUSSIONS WITH THIRD PARTIES REGARDING A POTENTIAL SWAP OF THE GOSHEN NEWS FOR ANOTHER NEWSPAPER AND HAS NOT HAD ANY DISCUSSIONS WITH ANY PARTIES REGARDING A POSSIBLE SALE. THEREFORE, TCM CANNOT ESTIMATE THE TYPE OR AMOUNT OF PROCEEDS IT WOULD RECEIVE IN CONSIDERATION FOR THE GOSHEN NEWS.

         THE COMPANY HAS FILED AMENDMENT NO. 1 TO THE SEPARATION AND DISTRIBUTION AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

The Merger, page 52
-------------------

Bull Run's Reasons for the Merger . . ., page 65
------------------------------------------------

4.       We note the disclosure you have added in the background of the merger section in response to prior comment 4, however, as requested in our prior comment, please revise this section to disclose the specific negative factors that the Bull Run board and special committee considered. In this regard, your presentation format should be similar to your section entitled "Gray's and TCM's Reasons for the Merger."

         THE COMPANY HAS REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENTS.

Opinion of the Financial Advisor of the Bull Run Special Committee, page 65
---------------------------------------------------------------------------

Projected Financial Information of TCM and Bull Run, page 67
------------------------------------------------------------
Bull Run Corporation Projected Financial Information, page 69
-------------------------------------------------------------

5. We note the Triple Crown Media projected financial information. Please disclose the 2010 projections or tell us in your response letter why you have not included these projections. In addition, we note that you have not included various projections that are included in the board presentations, such as publishing EBITDA, publishing EBITDA margin, paging EBITDA, paging EBITDA margin, various overhead expenses, adjusted EBITDA and capital expenditures. Please provide your analysis in your response letter regarding to what extent the excluded information in each of the Triple Crown Media and

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 5

         Bull Run projected financial information was relied upon by the Bull Run special committee and the Triple Crown Media special committee.

         IN THE STAFF'S COMMENT LETTER DATED OCTOBER 14, 2005, THE COMPANY WAS REQUESTED TO DISCLOSE ALL MATERIAL PROJECTIONS EXCHANGED AMONG BULL RUN, GRAY AND THEIR RESPECTIVE FINANCIAL ADVISORS, OR EXPLAIN WHY THEY WERE NOT MATERIAL, DUE TO THE FACT THAT SUCH PROJECTIONS WERE PROVIDED TO SUCH ADVISORS. IN THE STAFF'S COMMENT LETTER DATED NOVEMBER 1, 2005, THE COMPANY WAS REQUESTED TO DISCLOSE THE PROJECTIONS DEEMED MATERIAL BY THE FINANCIAL ADVISORS. THE COMPANY DISCLOSED IN AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT THE PROJECTIONS OF EACH OF BULL RUN AND TCM THAT WERE EXCHANGED AMONG THE PARTIES AND PROVIDED TO THEIR RESPECTIVE FINANCIAL ADVISORS, AND WHICH WERE DEEMED TO BE MATERIAL. ALTHOUGH ADDITIONAL PROJECTIONS WERE MADE AVAILABLE, AS NOTED IN THE STAFF'S COMMENT, THOSE PROJECTIONS, INCLUDING PUBLISHING EBITDA, PUBLISHING EBITDA MARGIN, PAGING EBITDA, PAGING EBITDA MARGIN, VARIOUS OVERHEAD EXPENSES, ADJUSTED EBITDA, CAPITAL EXPENDITURES AND 2010 PROJECTIONS WERE NOT DEEMED MATERIAL BY THE FINANCIAL ADVISORS OR THE TCM SPECIAL COMMITTEE AND THE BULL RUN SPECIAL COMMITTEE IN THEIR CONSIDERATION OF THE FINANCIAL ADVISORS' PRESENTATIONS AND THE TRANSACTIONS, AND THEREFORE WERE NOT DISCLOSED.

6. We note that the some of the projected financial information has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether your presentation of non-GAAP financial measures would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

         IN RESPONSE TO THE STAFF'S COMMENTS, THE PROJECTED FINANCIAL INFORMATION WITH RESPECT TO BULL RUN AND TCM WERE DISCLOSED IN AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT PURSUANT TO ITEM 1015 OF REGULATION M-A. THE STAFF HAS REQUESTED THAT WE CONSIDER PROVIDING ADDITIONAL DISCLOSURE IN CONNECTION WITH THE PRESENTATION OF CERTAIN NON-GAAP FINANCIAL MEASURES INCLUDED AS PART OF SUCH PROJECTED FINANCIAL INFORMATION PURSUANT TO RULE 100(a) OF REGULATION G. AS EXPLAINED TO THE STAFF AND IN CONSIDERATION OF THE FACT THAT BULL RUN PROVIDED THE FINANCIAL ADVISORS FOR THE BULL RUN SPECIAL COMMITTEE AND THE TCM SPECIAL COMMITTEE WITH A PROJECTED INCOME STATEMENT IN A FORMAT REFLECTING BULL RUN'S STATEMENT OF OPERATIONS AS PRESENTED UNDER GAAP, WE HAVE REVISED THE REGISTRATION STATEMENT TO INCLUDE A RECONCILIATION OF PROJECTED NET INCOME TO THE NON-GAAP FINANCIAL MEASURE "EBITDA" AND HAVE DISCLOSED THE RECONCILIATION IN THE FOOTNOTES TO THE PROJECTED "EBITDA" INFORMATION.

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 6


         TCM DID NOT PREPARE PROJECTED FINANCIAL INFORMATION IN A FORMAT REFLECTING TCM'S STATEMENT OF OPERATIONS AS PRESENTED UNDER GAAP. TCM PREPARED AND PROVIDED TO THE TCM SPECIAL COMMITTEE AND THE BULL RUN SPECIAL COMMITTEE AND THEIR FINANCIAL ADVISORS ONLY A PROJECTION OF OPERATING REVENUE AND DIRECT OPERATING EXPENSES (BEFORE DEPRECIATION, AMORTIZATION, GAIN/LOSS ON DISPOSAL OF ASSETS AND ESTIMATES OF CORPORATE OVERHEAD). ACCORDINGLY, TCM HAS NO PROJECTED NET INCOME TO FORM THE BASIS OF RECONCILING THE TERM "EBITDA" OR ANY OTHER "NON-GAAP" TERM. THE COMPANY HAS REVISED THE PRESENTATION OF THE TCM PROJECTED FINANCIAL INFORMATION IN THE REGISTRATION STATEMENT AND SUBSTITUTED IN PLACE OF THE TERM "EBITDA" THE LINE DESCRIPTION, "TOTAL REVENUE LESS CERTAIN OPERATING EXPENSES." THE RELATED FOOTNOTE MAKES IT CLEAR THAT THE OPERATING EXPENSES OF DEPRECIATION, AMORTIZATION, GAIN/LOSS ON DISPOSITION OF ASSETS AND CORPORATE OVERHEAD EXPENSE WERE EXCLUDED BY REPLACING THE LINE DESCRIPTION OF "EBITDA" WITH "TOTAL REVENUE LESS CERTAIN OPERATING EXPENSES." THE COMPANY BELIEVES THAT THIS CHANGE ADDRESSES THE STAFF'S CONCERNS RELATING TO THE POSSIBLE USE OF A "NON-GAAP" TERM IN THE PROJECTED FINANCIAL INFORMATION DISCLOSURE RELATING TO TCM. IN ADDITION, BOTH RULE 100(d) OF REGULATION G AND ITEM 10(e)(6) OF REGULATION S-K CONTAIN EXEMPTIONS FOR THE USE OF NON-GAAP FINANCIAL MEASURES IN DISCLOSURE RELATED TO A PROPOSED BUSINESS COMBINATION IF SUCH DISCLOSURE IS CONTAINED IN A "COMMUNICATION" THAT IS SUBJECT TO ITEM 1015 OF REGULATION M-A. WE REFER YOU TO THE DIVISION OF CORPORATION FINANCE OF THE COMMISSION'S "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES" DATED JUNE 13, 2003, QUESTION AND ANSWER #6 ("Q&A #6"). IN Q&A #6, THE STAFF INTERPRETED THE APPLICABILITY OF THE EXEMPTION FROM REGULATION G AND ITEM 10(e) OF REGULATION S-K FOR THE DISCLOSURE OF NON-GAAP FINANCIAL MEASURES MADE IN CONNECTION WITH A BUSINESS COMBINATION TRANSACTION CONTAINED IN REGISTRATION STATEMENTS, PROXY STATEMENTS AND TENDER OFFER MATERIALS. IN ITS RESPONSE, THE STAFF EXPLAINED THAT THE EXEMPTIONS FROM REGULATION G AND ITEM 10(e) OF REGULATION S-K ARE NOT LIMITED TO PRE-COMMENCEMENT "COMMUNICATIONS" BUT WOULD ALSO BE AVAILABLE FOR DISCLOSURE PURSUANT TO ITEM 1015 OF REGULATION M-A FOUND IN REGISTRATION STATEMENTS, PROXY STATEMENTS AND TENDER OFFER MATERIALS. ACCORDINGLY, THE COMPANY BELIEVES THAT THE EXEMPTIONS CONTAINED IN RULE 100(d) OF REGULATION G AND ITEM 10(e)(6) OF REGULATION S-K, AS INTERPRETED BY THE STAFF IN Q&A #6, ARE APPLICABLE TO, AND PERMIT, THE DISCLOSURE OF CERTAIN NON-GAAP FINANCIAL MEASURES THAT ARE A PART OF THE DISCLOSURE OF PROJECTED FINANCIAL INFORMATION PURSUANT TO ITEM 1015 OF REGULATION M-A WITHOUT FURTHER DISCLOSURE PURSUANT TO RULE 100(a) OF REGULATION G.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 137
--------------------

Liquidity and Capital Resources, page 142
-----------------------------------------

7. We note the disclosure you have added in response to prior comment 7. Please the basic terms of the notes to the extent known.


         IN RESPONSE TO THE STAFF'S COMMENT LETTER DATED NOVEMBER 1, 2005, THE COMPANY REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT TCM IS CURRENTLY CONSIDERING A PRIVATE PLACEMENT OF NOTES TO QUALIFIED INSTITUTIONAL BUYERS PURSUANT TO RULE 144A OF THE

Larry Spirgel, Esq.
Securities and Exchange Commission
November 25, 2005
Page 7


         SECURITIES ACT. AT THIS TIME, TCM DOES NOT KNOW THE BASIC TERMS OF ANY SUCH NOTES.

Annexes
-------

8. We have considered your response to prior comment 9. We believe that the materials you submitted are schedules under Item 601(b)(2) of Regulation S-K. In this regard, these materials list the actual items that are referred to in the applicable merger agreement section. Accordingly, please comply with the requirements of Item 601(b)(2) of Regulation S-K. In this regard, please include a list briefly identifying the contents of any omitted schedules, together with an agreement to furnish to us a copy of any omitted document upon request.

         THE COMPANY HAS REVISED THE AGREEMENT AND PLAN OF MERGER TO INCLUDE (i) A LIST BRIEFLY IDENTIFYING THE CONTENTS OF (A) THE TCM DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005 AND (B) THE BULL RUN DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005 AND (ii) AN AGREEMENT TO SUPPLEMENTALLY FURNISH TO THE COMMISSION, UPON ITS REQUEST, A COPY OF
         (A) THE TCM DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005 AND (B) THE BULL RUN DISCLOSURE LETTER DATED AS OF AUGUST 2, 2005. WE HAVE REFILED THE AGREEMENT AND PLAN OF MERGER AS EXHIBIT 2.1 TO THE REGISTRATION STATEMENT.

Exhibits
--------

9. We have considered your response to prior comment 10. Because the receipt of the solvency opinion is a material condition to closing and involves a report covered by Item 4(b) of Form S-4, we believe that it should be filed. Accordingly, please file the consent of HL financial and confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment at closing.

         IF HL FINANCIAL DELIVERS THE SOLVENCY OPINION AT THE CLOSING OF THE MERGER, HL FINANCIAL HAS CONSENTED TO THE FILING OF THE OPINION, AND THE OPINION WILL BE FILED BY THE COMPANY, AS AN EXHIBIT TO A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT TO BE FILED BY THE COMPANY AT THE CLOSING OF THE MERGER, TOGETHER WITH THE CONSENT OF HL FINANCIAL TO SUCH FILING.

                                                    * * * * * *
We would appreciate your prompt review of these materials and your prompt notification to us if you have further questions. Please contact Arnold
S. Jacobs of Proskauer Rose LLP at (212) 969-3210 should you have any questions.

Very truly yours,

TRIPLE CROWN MEDIA, INC.


By: /s/ James C. Ryan
   -------------------------
     James C. Ryan
     Chief Financial Officer

cc:      Dean Suehiro, Senior Staff Accountant
         Kyle Moffatt, Accountant Branch Chief
         Albert Pappas, Senior Staff Attorney
         Robert S. Prather, Jr.
         Marlon F. Starr, Esq.